WILLIAMS LAW GROUP, P.A.
                               2503 W. Gardner Ct.
                                 Tampa FL 33611


January 5, 2001

NetConnect Systems, Inc.
Tampa  FL

Re:   Federal Income  Tax Consequences  of Merger of On-Line Connecting Systems,
Inc. and NetConnect Systems, Inc.

Gentlemen:

     As special counsel to NetConnect Systems, Inc., a Florida corporation ("NetConnect Systems"), we have been asked to advise you concerning the anticipated federal income tax consequences of the merger pursuant to the Agreement and Plan of Merger (the "Merger Agreement") of On-Line Connecting Systems into NetConnect Systems in exchange for shares of NetConnect Systems's Common Stock (the "Common Stock"). The transfer of the assets and liabilities in exchange for the Common Stock (the "Merger") will be carried out pursuant to the Merger Agreement, as described in the Registration Statement on Form S-4, as amended, filed by NetConnect Systems, File No. 333-37930 (the "Registration Statement"). Unless otherwise specified, all capitalized terms have the meaning assigned to them in the Registration Statement.

     In connection with the preparation of this opinion, we have examined such documents concerning the Merger, including the Merger Agreement, as we deemed necessary (the "Examined Documents"). In our review and examination we have assumed, without independent investigation or examination, (a) the genuineness of all signatures, the authenticity of all documents submitted to us, the conformity to all original documents of all documents submitted to us as certified or photostatic copies, and the authenticity of all such originals of such latter documents; (b) the due execution, completion, acknowledgment and public filing, where applicable, of any of the Examined Documents, as indicated in such documents, and the delivery of all documents and instruments and the consideration recited in such documents by all parties; (c) that all parties have the necessary power and authority, corporate or otherwise, to execute and deliver the Examined Documents, and documents attendant therewith, to which they are a party and to perform their obligations under such documents, and that all such actions have been duly and validly authorized by all necessary proceedings;
(d) that the Examined Documents and the documents attendant therewith, constitute legal, valid and binding obligations to each party thereto enforceable against each party in accordance with their respective terms, except

(i) as enforcement of such documents may be limited by applicable bankruptcy, insolvency, reorganization, receivership, moratorium, and other similar laws, both state and federal, affecting the enforcement of creditors' rights or remedies in general, from time to time in effect;
(ii) subject to general principles of equity, regardless of whether such enforceability is considered in a proceeding in equity or at law and the availability of equitable remedies; and
(iii) subject to implied covenants of good faith, fair dealing and commercially reasonable conduct, judicial discretion and instances of multiple or equitable remedies and applicable public policies and laws.

     In rendering our opinion, we have made the following factual assumptions:

     1. The factual representations and warranties of the parties contained in the Merger Agreement, which we may deem material to our opinion, are all true in all respects as of the date of our opinion, except as may otherwise be set forth in or contemplated by, any of the Examined Documents.

     2. The factual representations and warranties, other than those matters about which we specifically opine, of the parties contained in the Examined Documents, which we may deem material to our opinion, are all true in all respects as of the date hereof, except as may be otherwise set forth in or contemplated by the Examined Documents.

     3. The transaction contemplated by the Examined Documents and all the transactions related thereto or contemplated thereby shall be consummated in accordance with the terms and conditions of such documents, except as may be set forth in and or contemplated by any closing document delivered by the parties at the closing of the Merger.

     4. Each document derived from a public authority is accurate, complete and authentic and all official records (including their proper indexing and filing) are accurate and complete.

     5. There are no agreements or understandings among the parties, written or oral, and there is no usage of trade or course of prior dealings among any of the foregoing which would, in any case, define, supplement or qualify the terms of the Examined Documents.

                          LIMITATIONS ON OUR OPINION

      The following limitations shall apply with respect to our opinion:

1) Our opinion is based upon the various provisions of the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder and the interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters as of the date hereof, all of which are subject to change either prospectively or retroactively. No opinion is rendered with respect to the effect, if any, of any pending or future legislation, judicial or administrative regulations or rulings, which may have a bearing on any of the foregoing. We have not been asked to render an opinion with respect to any federal income tax matters except those set forth below. Likewise, we have not been asked to render any opinion with respect to any foreign, local or state income tax consequences of the Merger. By rendering our opinion, we undertake no responsibility to advise you of any new developments in the application or interpretation of the federal income tax laws. Accordingly, our opinion should not be construed as applying in any manner to any aspect of the transactions contemplated by the Examined Documents, other than as set forth below.

2)       Our  opinion  does  not  consider   the  tax   consequences   of  other
         transactions effected prior to or after the Merger (whether or not such transactions are consummated in connection with the Merger).

3) We have not discussed this opinion with representatives of the Internal Revenue Service, and it is not binding on the Service. The Service is not bound by and may not concur in the conclusions we have reached.

4) We have addressed this opinion to most of the typical shareholders of companies such as On-Line Connecting Systems. However, some special categories of shareholders listed below will have special tax considerations that need to be addressed by their individual tax advisors:

o        Dealers in securities
o        Banks
o        Insurance companies
o        Foreign persons
o        Tax-exempt entities
o Taxpayers holding stock as part of a conversion, straddle, hedge or other risk reduction transaction
o Taxpayers who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions

5) We also do not address the tax consequences of the merger under foreign, state or local tax laws.

6) Neither NetConnect Systems nor On-Line Connecting Systems has requested, or will request, a ruling from the Internal Revenue Service, IRS, with regard to any of the federal income tax consequences of the merger. The tax opinions will not be binding on the IRS or preclude the IRS from adopting a contrary position.

                                    OPINION

It is the opinion of Williams Law Group, P.A., counsel to NetConnect Systems , that the merger will constitute a reorganization under Section 368(a) of the code. As a result of the merger's qualifying as a reorganization, the following federal income tax consequences will, under currently applicable law, result:

o No gain or loss will be recognized for federal income tax purposes by the holders of On-Line Connecting Systems common stock upon the receipt of NetConnect Systems common stock solely in exchange for On-Line Connecting Systems common stock in the merger, except to the extent that cash is received by the exercise of dissenters' rights.

o The aggregate tax basis of the NetConnect Systems common stock received by On-Line Connecting Systems shareholders in the merger will be the same as the aggregate tax basis of the On-Line Connecting Systems common stock surrendered in merger.

o The holding period of the NetConnect Systems common stock received by each On-Line Connecting Systems shareholder in the merger will include the period for which the On-Line Connecting Systems common stock surrendered in merger was considered to be held, provided that the On-Line Connecting Systems common stock so surrendered is held as a capital asset at the closing of the merger.

o A holder of On-Line Connecting Systems common stock who exercises dissenters' rights for the On-Line Connecting Systems common stock and receives a cash payment for the shares generally will recognize capital gain or loss, if the share was held as a capital asset at the closing of the merger, measured by the difference between the shareholder's basis in the share and the amount of cash received, provided that the payment is not essentially equivalent to a dividend within the meaning of Section 302 of the code or does not have the effect of a distribution of a dividend within the meaning of Section 356(a)(2) of the code after giving effect to the constructive ownership rules of the code.

o        Neither   NetConnect   Systems  nor  On-Line  Connecting  Systems  will
         recognize gain solely as a result of the merger.

o There is a continuity of interest for IRS purposes with respect to the business of On-Line Connecting Systems. This is because shareholders of On-Line Connecting Systems have represented to us that they will not, under a plan or intent existing at or prior to the closing of the merger of the merger, dispose of so much of their On-Line Connecting Systems common stock in anticipation of the merger, plus the NetConnect Systems common stock received in the merger that the On-Line Connecting Systems shareholders, as a group, would no longer have a significant equity interest in the On-Line Connecting Systems business being conducted by NetConnect Systems after the merger. Our opinion is based upon IRS ruling guidelines that require eighty percent continuity, although the guidelines do not purport to represent the applicable substantive law.

A successful IRS challenge to the reorganization status of the merger would result in significant tax consequences. For example,

o On-Line Connecting Systems would recognize a corporate level gain or loss on the deemed sale of all of its assets equal to the difference between

              o the sum of the fair market value, as of the closing of the merger, of the NetConnect Systems common stock issued in the merger plus the amount of the liabilities of On-Line Connecting Systems assumed by NetConnect Systems

                           and

o             On-Line Connecting Systems' basis in the assets

              o On-Line Connecting Systems shareholders would recognize gain or loss with respect to each share of On-Line Connecting Systems common stock surrendered equal to the difference between the shareholder's basis in the share and the fair market value, as of the closing of the merger, of the NetConnect Systems common stock received in merger therefore.

In this event, a shareholder's aggregate basis in the NetConnect Systems common stock so received would equal its fair market value and the shareholder's holding period for this stock would begin the day after the merger is consummated.

Even if the merger qualifies as a reorganization, a recipient of NetConnect Systems common stock would recognize income to the extent if, among other reasons any shares were determined to have been received in merger for services, to satisfy obligations or in consideration for anything other than the On-Line Connecting Systems common stock surrendered. Generally, income is taxable as ordinary income upon receipt. In addition, to the extent that On-Line Connecting Systems shareholders were treated as receiving, directly or indirectly, consideration other than NetConnect Systems common stock in merger for On-Line Connecting Systems' shareholder's common stock, gain or loss would have to be recognized.



                                           Sincerely,



                                           Michael T. Williams, Esq.